(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☒ Form 10-Q	FORM 12b-25
☐ Form 10-D
☐ Form N-SAR	NOTIFICATION OF LATE FILING
☐ Form N-CSR

Commission File Number 0-07152

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Devcon International Corp.

Full Name of Registrant:

Former Name if Applicable:

595 South Federal Highway, Suite 500

Address of Principal Executive Office (Street/Number):

Boca Raton, Florida 33432

City, State and Zip Code:

Part II — Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth (5th) calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-Q, including, without limitation, the following:

(i)	determining the final accounting treatment with respect to notes bearing an aggregate principal amount equal to $45 million, which were issued by the Registrant to certain investors on March 6, 2006; shares of Series A Convertible Preferred Stock the Registrant anticipates issuing to these same investors in exchange for such notes; and for certain derivatives that may be deemed to be embedded in such securities under applicable accounting rules; and

(ii)	completion of the purchase accounting in connection with the Company’s acquisition of Guardian International, Inc. on March 6, 2006.

The reasons causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

George M. Hare (Name)	(954) (Area Code)	429-1500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto

DEVCON INTERNATIONAL CORP.

             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2006	By:	/s/ Stephen J. Ruzika
Stephen J. Ruzika
Chief Executive Officer & President

Exhibit A

The Registrant believes that a significant change in the Registrant’s results of operations between the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-Q to which this notice applies due to changes in the relative size of the Registrant’s segments of operations.

On September 30, 2005, the Registrant sold the Registrant’s U. S. Virgin Islands materials operations and on March 2, 2006, the Registrant sold the Registrant’s quarry and ready-mix operations in the country of Antigua and Barbuda. Accordingly, the net operating results of these operations have been reclassified to discontinued operations in the Statement of Operations for the quarter ended March 31, 2006 and the comparable period in 2005. For purposes of this analysis of the significant change in the Registrant’s results of operations, comparisons are made to the operating results for continuing operations.

Revenue is expected to increase by approximately $8.9 million to $24.9 million for the three months ended March 31, 2006 compared to $16.0 million for the same period in 2005. The major reason for the increase is an approximate $8.6 million increase in revenues generated by the Security Services Division resulting from the Registrant’s February 28, 2005, November 10, 2005, and March 6, 2006, acquisitions of Starpoint Limited, a subsidiary of Adelphia Communications Corporation (the “Adelphia Acquisition”); Coastal Security Company (the “Coastal Acquisition”); and Guardian International, Inc. (the “Guardian Acquisition” and, together with the Adelphia Acquisition and the Coastal Acquisition, the “Security Services Acquisitions”), respectively.

Gross profit is expected to increase approximately $0.9 million for the quarter ended March 31, 2006 to $4.9 million from $4.0 million for the quarter ended March 31, 2005. The increase of $0.9 million resulted mainly from a $4.6 million increase in gross profit from the Security Services Division due to the Security Service Acquisitions described above, offset by a $4.2 million decrease in gross profit generated by the Construction Division. For the first quarter ended March 31, 2006 the Construction Division is expected to record a negative gross margin of approximately $1.5 million on revenues of $9.0 million compared to a gross profit in the first quarter of 2005 of $2.7 million on revenues of $9.3 million. During the first quarter of 2006, the Construction Division experienced a continued loss on a marina project which is scheduled to be completed in the third quarter of 2006, and also recorded a loss on a dredging job due to delays and expenses not reimbursed under contract with the customer.

The Registrant anticipates operating expenses for the three months ended March 31, 2006 will increase $6.4 million to approximately $11.0 million, or 44.5% of revenues, from $4.5 million, or 28.4% of revenues, for the same three month period in 2005. Approximately $5.9 million of the $6.4 million increase was generated by the Security Services Division as a result of the Security Service Acquisitions described above. The main reason for the increase as a percent of revenues to 44.5% from 28.4% is customer contract and relationship amortization and impairment expense for the Security Services Division. Under purchase accounting, the purchase price paid for the Security Services Acquisitions described above is allocated, based on fair value to tangible assets, intangible assets such as customer contracts and relationships and goodwill. The values assigned to customer contracts and relationships are amortized over periods ranging from 2 to 17 years depending on the specific contract terms and expected life of the customer relationship. The total amortization expense and impairment expense, which results from recognizing expense when a customer discontinues service before the original expected life of that customer is fully reached, amounted to $3.4 million for the quarter ended March 31, 2006 compared to $0.3 million in the same quarter of 2005.

Other expense and income is expected to be $1.0 million for the three month period ended March 31, 2006 compared to $39,000 income for the comparable period in 2005. The $1.0 million net expense results from $2.4 million of interest expense incurred in 2006 for debt financing of the Security Service Acquisitions, offset by a $1.2 million additional gain recognized on settlement of the notes receivable from the Antigua and Barbuda government. The $1.0 million net expense is before recording the amortization of the debt discount and change in market value of certain derivative financial instruments which the Company has recorded in connection with the financing of the Guardian Acquisition. The Company expects to record an expense of between $1.5 and $2.5 million for the amortization of the debt discount and change in market value of the derivative instruments.

As a result of the foregoing, for the fiscal quarter ended March 31, 2006, the Registrant anticipates recording a net loss from continuing operations of approximately $8.6 to $9.6 million, depending on the final valuation of the financial derivatives recorded in the first quarter of 2006, compared to a net loss of $2.5 million during the comparable period in 2005.